SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549



                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No. 17)1

                       GRAHAM CORPORATION
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           384556 10 6
                         (CUSIP Number)



[FN]
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 384556 10 6         13G                      Page 2 of 4 Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Frederick D. Berkeley

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                       (b)X

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

NUMBER OF      5.   SOLE VOTING POWER        236,549
SHARES
BENEFICIALLY
OWNED BY       6.   SHARED VOTING POWER      - 0 -
EACH
REPORTING      7.   SOLE DISPOSITIVE POWER   236,549
PERSON WITH
               8.   SHARED DISPOSITIVE POWER - 0 -

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          236,549

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          14.7%

12.  TYPE OF REPORTING PERSON*

          IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                   Page 3 of 4 pages


Item 1(a)      Name of Issuer:     GRAHAM CORPORATION

Item 1(b)      Address of Issuer's Principal Executive Office:
               20 Florence Avenue, Batavia, New York  14020

Item 2(a)      Name of Person Filing:  FREDERICK D. BERKELEY

Item 2(b)      Address of Principal Business Office:
               20 Florence Avenue, Batavia, New York  14020

Item 2(c)      Citizenship:  U.S.A.

Item 2(d)      Title of Class of Securities:  COMMON STOCK

Item 2(e)      CUSIP NUMBER:  384556 10 6

Item 3         Not applicable

Item 4         Ownership:

               (a)  Amount Beneficially Owned     236,549 1,2

               (b)  Percent of Class              14.7%

               (c)  Number of shares as to which
                    such person has:

                      (i) sole power to vote or to
                         direct the vote          236,549 1,2

                     (ii) shared power to vote or
                         to direct the vote          -0-

                    (iii) sole power to dispose or
                         to direct disposition    236,549 1

                     (iv) shared power to dispose
                         or to direct disposition    -0-


[FN]
1 Includes 23,250 shares which the reporting person has the right to acquire within 60 days through the exercise of stock options. Excludes shares of common stock held by Chemical Bank as trustee for the Employee Stock Ownership Plan of Graham Corporation ("ESOP") and allocated to any individual's account, as to which the reporting person has shared voting but no investment power except in limited circumstances.

2 Includes 1,423 shares of common stock held by the ESOP trustee and allocated to the reporting person's account as to which the reporting person has sole voting power but no investment power except in limited circumstances.

                                                  Page 4 of 4 pages



Item 5         Not applicable

Item 6         Not applicable

Item 7         Not applicable

Item 8         Not applicable

Item 9         Not applicable

Item 10        Not applicable




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:February 13, 1997




s\F.D. Berkeley
Frederick D. Berkeley
Chairman, President and Chief Executive Officer
Graham Corporation